Exhibit 99.2

FAST TRACK GROUP

incorporated in the Cayman Islands

Company No. 410508

(the Company)

FORM OF PROXY CARD

EXTRAORDINARY GENERAL MEETING

(the Meeting)

17 August 2026

The undersigned hereby appoints the Chairman of the Meeting as proxy with full power of substitution, to represent and to vote as set forth herein all the Ordinary Shares in the Company which the undersigned is entitled to vote at the Meeting of the Company and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” all proposals of the Meeting.

RESOLUTIONS	For	Against	Abstain

1. ORDINARY RESOLUTION

To consider and approve by ordinary resolution a reverse share split of the Company’s authorised issued and unissued Ordinary Shares by way of a consolidation at an exchange ratio of 1:20 such that (i) every twenty (20) issued and unissued Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company will be consolidated into one (1) Ordinary Share of a nominal or par value of US$0.02 each and (ii) the authorised share capital of the Company of US$50,000 divided into 50,000,000 Ordinary Shares of a nominal or par value of US$0.001 each will become US$50,000 divided into 2,500,000 Ordinary Shares of a nominal or par value of US$0.02 each (the Reverse Share Split).

2. ORDINARY RESOLUTION

To consider and approve by ordinary resolution, in respect of any fractional entitlements to the issued consolidated shares resulting from the Reverse Share Split, if so determined by the Directors in their sole discretion, the authorisation of the Directors to settle as they consider expedient any difficulty which arises in relation to the Reverse Share Split, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Reverse Share Split.

3. SPECIAL RESOLUTION

Following the approval of the Reverse Share Split, to consider and approve by special resolution the redesignation of the Ordinary Shares of a nominal or par value of US$0.02 each in the capital of the Company as follows:

(i)	1,115,726 issued Ordinary Shares of a nominal or par value of US$0.02 each, held by the existing shareholders of the Company be redesignated into 1,115,726 Class A Ordinary Shares of a nominal or par value of US$0.02 each, having the rights and being subject to the restrictions set out in the Amended MAA (as defined below); and

(ii)	1,384,274 authorised but unissued Ordinary Shares of a nominal or par value of US$0.02 each in the capital of the Company be redesignated into 1,284,274 Class A Ordinary Shares of a nominal or par value of US$0.02 each and 100,000 Class B Ordinary Shares of a nominal or par value of US$0.02 each, having the rights and being subject to the restrictions set out in the Amended MAA, (collectively, the Redesignation).

4. SPECIAL RESOLUTION

To consider and approve by special resolution the adoption of the second amended and restated memorandum and articles of association in the form provided in the following link: https://www.transhare.com/fasttrack (the Amended MAA) in replacement of the amended and restated memorandum and articles of association as adopted on 1 July 2024, subject to and conditional upon approval of the Reverse Share Split and the Redesignation.

5. ORDINARY RESOLUTION

To consider and approve by ordinary resolution the authorisation of the board of directors to do all other acts and things as the board of directors considers necessary or desirable in connection with the Reverse Share Split, the Redesignation and the adoption of the Amended MAA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

Dated:

BY:
SHAREHOLDER

(for individual shareholders)

BY:
AUTHORISED SIGNATORY
ACTING FOR AND ON BEHALF OF THE SHAREHOLDER

(for corporate shareholders)

NOTES

1	A shareholder entitled to attend and vote at the Meeting may appoint a proxy to attend and, on a poll, vote in place of the shareholder. A proxy need not be a shareholder of the Company. If the appointor is a company, this form must be executed under its common seal or the hand of a duly authorised officer.

2	If the proxy form is returned without an indication as to how the proxy is to vote on a particular matter, the proxy will exercise the proxy’s discretion as to whether, and how the proxy will vote.

3	In the case of joint holders, any holder may sign this form.

4	Any alterations made in this form must be initialled.

5	If you were a shareholder of record of the Company’s Ordinary Shares on the Record Date, being close of business on 15 July 2026 (U.S. Eastern Time), you may vote by submitting a proxy or in person at the Meeting not less than 48 hours before the time for holding the Meeting or adjourned Meeting at which the proxy is to be used. Each Ordinary Share that you own in your name entitles you to one (1) vote on the applicable proposals. You may submit your proxy by the following options.

(a)	by Internet, which we encourage if you have Internet access:

Step 1: Go to http://www.transhare.com

Step 2: Click the “Vote Your Proxy” link

Step 3: Click on the tab for “Fast Track Group”

Step 4: Click “Submit Your Vote” link

Step 5: Enter your Control Number.

(b)	by Email, please email your signed proxy card to Proxy@Transhare.com;

(c)	by fax, please fax your signed proxy card to: +1 (727) 269 5616; or

(d)	by mail, please sign, date and mail your signed proxy card to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater, FL 33764

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

6	Delivery of the form of proxy shall not preclude a shareholder from attending and voting in person at the Meeting or upon the poll concerned and in such event, the form of proxy shall be deemed to be revoked.